UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. __)*
Blue Whale Acquisition Corp I
(Name of Issuer)
Units, each consisting of one share of Class A ordinary shares, $0.0001 par value per share, and one-fourth of one redeemable warrant
(Title of Class of Securities)
001-40243**
(Commission File Number)
August 4, 2021
(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
** No CUSIP has been assigned to the Class A Ordinary Shares.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N/A		13G	Page of Pages
1			NAME OF REPORTING PERSON Third Point LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0%
12			TYPE OF REPORTING PERSON OO

CUSIP No. N/A		13G	Page of Pages
1			NAME OF REPORTING PERSON Daniel S. Loeb
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*		(a) ☐ (b) ☐
3			SEC USE ONLY
4			CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,000,000
9			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,000,000
10			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 10.0%
12			TYPE OF REPORTING PERSON IN

Item 1(a): Name of Issuer:
Blue Whale Acquisition Corp I (the "Issuer").

Item 1(b): Address of Issuer's Principal Executive Offices:
The Issuer's principal executive offices are located at PO Box 1093, Boundary Hall, Cricket Square, Grand Caymans Cayman Islands.
Item 2(a): Name of Person Filing:
(i)
Third Point LLC, a Delaware limited liability company (the “Management Company”), which serves as investment manager or adviser to a variety of hedge funds and managed accounts (all such funds and accounts, collectively, the “Funds”), with respect to the Ordinary Shares represented by the Units (as defined in Item 2(d)) owned by the Funds;

(ii)
Mr. Daniel S. Loeb (“Mr. Loeb”), who is the Chief Executive Officer of the Management Company and controls its business activities, with respect to the Ordinary Shares represented by the Units indirectly beneficially owned by Mr. Loeb by virtue of such position;

The Management Company and Mr. Loeb are hereinafter sometimes collectively referred to as the “Reporting Persons.” Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

Item 2(b): Address of Principal Business Office or, if None, Residence:
The address of the principal business office of the Management Company and Mr. Loeb is 55 Hudson Yards, New York, New York 10001.
Item 2(c): Citizenship:
The Management Company is organized as a limited liability company under the laws of the State of Delaware. Mr. Loeb is a United States citizen.
Item 2(d): Title of Class of Securities:
Units (“Units”), each consisting of one share of Class A ordinary shares, $0.0001 par value per share ("Ordinary Shares") and one-fourth of one redeemable warrant (“Warrants”).
Item 2(e): CUSIP Number:
No CUSIP has been assigned to the Units.

Item 3:	If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

A.	[ ]	Broker or dealer registered under Section 15 of the Act,
B.	[ ]	Bank as defined in Section 3(a)(6) of the Act,
C.	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act,
D.	[ ]	Investment Company registered under Section 8 of the Investment Company Act of 1940,
E.	[ ]	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E),
F.	[ ]	Employee Benefit Plan or Endowment Fund in accordance with 13d-1 (b)(1)(ii)(F),
G.	[ ]	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G),
H.	[ ]	Savings Association as defined in Section 3(b) of the Federal Deposit Insurance Act,
I.	[ ]	Church Plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940,
J.	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
Item 4: Ownership:

A. Third Point LLC
(a) Amount beneficially owned: 2,000,000 Units, representing 2,000,000 Ordinary Shares (excluding 500,000 Ordinary Shares issuable upon the exercise of the 500,000 Warrants underlying such Units, as described in Item 4.A(b) below).
(b) Percent of class: 10.0%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 20,000,000 Ordinary Shares represented by the 20,000,000 Units issued and outstanding following the Issuer’s initial public offering of the Units, as reported in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on August 6, 2021, and do not include the Ordinary Shares issuable upon the exercise of the Warrants underlying such Units, as more fully described in the Issuer’s prospectus dated August 3, 2021, as filed with the U.S. Securities and Exchange Commission on August 4, 2021 (the “Prospectus”). Subject to the terms and conditions set forth in the Prospectus, each whole Warrant will become exercisable 30 days after the completion of the Issuer’s initial business combination and thereafter will entitle the holder thereof to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment, and such Warrants will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, in each case as more fully described in the Prospectus. All amounts reported in this Schedule 13G are as of the opening of the market on August 13, 2021.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 2,000,000

(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 2,000,000

B. Daniel S. Loeb
(a) Amount beneficially owned: 2,000,000 Units, representing 2,000,000 Ordinary Shares (excluding 500,000 Ordinary Shares issuable upon the exercise of the 500,000 Warrants underlying such Units, as described in Item 4.B(b) below).
(b) Percent of class: 10.0%. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 20,000,000 Ordinary Shares represented by the 20,000,000 Units issued and outstanding following the Issuer’s initial public offering of the Units, as reported in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on August 6, 2021, and do not include the Ordinary Shares issuable upon the exercise of the Warrants underlying such Units, as more fully described in the Issuer’s prospectus dated August 3, 2021, as filed with the U.S. Securities and Exchange Commission on August 4, 2021 (the “Prospectus”). Subject to the terms and conditions set forth in the Prospectus, each whole Warrant will become exercisable 30 days after the completion of the Issuer’s initial business combination and thereafter will entitle the holder thereof to purchase one Ordinary Share at a price of $11.50 per share, subject to adjustment, and such Warrants will expire five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, in each case as more fully described in the Prospectus. All amounts reported in this Schedule 13G are as of the opening of the market on August 13, 2021.
(c) Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: -0-
(ii)	Shared power to vote or direct the vote: 2,000,000
(iii)	Sole power to dispose or direct the disposition: -0-
(iv)	Shared power to dispose or direct the disposition: 2,000,000

Item 5: Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐
Item 6: Ownership of More than Five Percent on Behalf of Another Person:
Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:
Not applicable.
Item 8: Identification and Classification of Members of the Group:
Not applicable.
Item 9: Notice of Dissolution of Group:
Not applicable.
Item 10: Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
[Signatures on following page]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: August 13, 2021
THIRD POINT LLC

By: Daniel S. Loeb, Chief Executive Officer

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

DANIEL S. LOEB

By:	/s/ William Song
Name: William Song
Title: Attorney-in-Fact

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated August 13, 2021, by and among Third Point LLC and Daniel S. Loeb.
Exhibit 99.2:
Power of Attorney granted by Daniel S. Loeb in favor of William Song and Joshua L. Targoff, dated February 17, 2021, previously filed with the SEC on March 4, 2021 as Exhibit 24 to the Form 4 filed by Third Point LLC and Daniel S. Loeb with respect to Radius Global Infrastructure Inc., incorporated herein by reference.